Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Goldgroup Mining Inc. (the “Company”) 1111 Melville Street, Suite 410 Vancouver, BC V6E 3V6

Item 2Date of Material Change

October 14, 2026

Item 3News Release

News release dated October 15, 2026, issued and distributed through the facilities of Newsfile Corp. and filed on SEDAR+ under the Company’s profile at www.sedarplus.ca.

Item 4Summary of Material Change

On October 15, 2026, the Company announced that it had completed its previously announced strategic investment in Luca Mining Corp. (“Luca”) through the bought deal private placement offering of subscription receipts (“Subscription Receipts”) of Luca (the “Luca Offering”) in connection with Luca’s proposed acquisition of the Cozamin Mine (the “Cozamin Acquisition”).

Item 5.1Full Description of Material Change

On October 15, 2026, the Company announced that it had completed its previously announced strategic investment in Luca through the Luca Offering in connection with the Cozamin Acquisition.

The Company participated in the Luca Offering that closed on October 14, 2026, and acquired 101,123,662 Subscription Receipts at a price of C$1.00 per Subscription Receipt for an aggregate investment of C$101,123,662 (the “Strategic Investment”). Following completion of the Cozamin Acquisition and conversion of all of the Subscription Receipts, the Company will hold 101,123,662 common shares of Luca (“Luca Shares”), which will represent approximately 19.9% of the issued and outstanding Luca Shares on a non-diluted basis.

Each Subscription Receipt is convertible into one Luca Share upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Cozamin Acquisition), subject to adjustments and in accordance with the terms and conditions of the subscription receipt agreement that Luca entered into in connection with closing the Luca Offering. The Company may elect to convert the Subscription Receipts earlier, provided that the number of Luca Shares issuable upon conversion thereof does not exceed 19.9% of the issued and outstanding Luca Shares on a non-diluted basis, unless Luca has obtained requisite shareholder and regulatory approvals.

In connection with closing the Strategic Investment, the Company and Luca entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which the Company is entitled to certain rights, once, and for so long as, the Company beneficially owns at least 10% of the outstanding Luca Shares, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing; and (b) the right to nominate two persons to the board of directors of Luca.

Item 5.2Disclosure for Restructuring Transaction

Not applicable.

Item 6Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Chet Holyoak, Chief Financial Officer Telephone: 775.934.5139

Item 9Date of Report

October 23, 2026

Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward- looking statements”). Forward-looking statements in this material change report include, but are not limited to, statements regarding satisfaction or waiver of the escrow release conditions applicable to the Subscription Receipts, including completion of the Cozamin Acquisition; the conversion of the Subscription Receipts into Luca Shares, including any election by the Company to convert Subscription Receipts before satisfaction of the escrow release conditions; the number and percentage of outstanding Luca Shares that the Company may beneficially own or control following such conversion; and the Company’s ability to exercise and benefit from its rights under the Investor Rights Agreement.

Forward-looking statements are based on the Company’s current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding completion of the Cozamin Acquisition on the terms and within the timeframe currently contemplated; satisfaction or waiver of the applicable escrow release conditions; receipt of any required corporate, regulatory, stock exchange or shareholder approvals; conversion of the Subscription Receipts into Luca Shares; the number of Luca Shares outstanding at the relevant time; and the Company maintaining the ownership thresholds required to exercise its rights under the Investor Rights Agreement.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including the risks that the Cozamin Acquisition may not be completed on the terms or within the timeframe contemplated, or at all; the applicable escrow release conditions may not be satisfied or waived; required approvals may not be obtained on acceptable terms or at all; the Subscription Receipts may not be converted into Luca Shares as contemplated; the number or percentage of Luca Shares beneficially owned or controlled by the Company following conversion may differ from that disclosed in this material change report; the Company may be unable to exercise, or may cease to be entitled to exercise, its rights under the Investor Rights Agreement; the Company may acquire or dispose of securities of Luca or otherwise change its plans or intentions with respect to the Strategic Investment; and the Company may lose some or all of its investment in Luca or be exposed to additional investment, market, financing, operational and regulatory risks. Additional risks are described in the Company’s annual information form dated June 10, 2026, and other continuous disclosure documents available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All forward-looking statements in this material change report are expressly qualified by this cautionary statement.

Although the Company believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as of the date of this material change report, no assurance can be given that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this material change report, and the Company undertakes no obligation to update or revise them to reflect subsequent events or circumstances, except as required by applicable securities laws.